FILED PURSUANT TO
RULE 424(B)(3)
FILE NO: 333-108780
HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 41 DATED MAY 22, 2006
TO THE PROSPECTUS DATED JUNE 18, 2004
      This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Hines Real Estate Investment Trust, Inc. dated June 18, 2004 (the “Prospectus”), Supplement No. 12 to the Prospectus, dated April 22, 2005, Supplement No. 14 to the Prospectus, dated May 19, 2005, Supplement No. 20 to the Prospectus, dated August 22, 2005, Supplement No. 28 to the Prospectus, dated November 22, 2005, Supplement No. 34 to the Prospectus, dated February 13, 2006, Supplement No. 39 to the Prospectus, dated April 13, 2006 and Supplement No. 40 to the Prospectus, dated April 25, 2006. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
      The purposes of this Supplement are as follows:

•	to provide an update on the status of our public offering; and

•	to describe the potential acquisition by the Core Fund of a property located in Atlanta, Georgia.
Status of the Offering
      As of May 16, 2006, we received gross offering proceeds of approximately $388.5 million from the sale of 39,181,007 of our common shares, including approximately $6.2 million related to the sale of 655,833 common shares pursuant to our dividend reinvestment plan. As of May 16, 2006, 161,474,826 common shares remained available for sale pursuant to our initial public offering, exclusive of 19,344,167 common shares available under our dividend reinvestment plan.
Potential acquisition of One Atlantic Center by the Core Fund
      On May 18, 2006, a subsidiary of the Core Fund entered into a contract with Sumitomo Life to acquire One Atlantic Center, an office property located at 1201 W. Peachtree Street in the midtown submarket of the central business district of Atlanta, Georgia. We owned a 29.25% non-managing general partner interest in the Core Fund as of May 18, 2006. The property consists of a 50-story office building and a parking structure that were constructed in 1987. The building contains approximately 1,098,709 square feet of rentable area and is approximately 81% leased. Alston & Bird LLP, a legal firm, leases 231,563 square feet, or approximately 21%, of the property’s rentable area, under a lease that expires in October 2013. Powell Goldstein LLP, a legal firm, leases 219,131 square feet, or approximately 20%, of the property’s rentable area, under a lease that expires in May 2019. No other tenant leases more than 10% of the rentable area. The Core Fund’s management believes that One Atlantic Center is suitable for its intended purpose and is adequately covered by insurance.
      The aggregate purchase price for One Atlantic Center is expected to be approximately $305.0 million, exclusive of transaction costs, financing fees and working capital reserves. The Core Fund anticipates it will fund the acquisition with borrowings by its subsidiary under its revolving credit facility and with mortgage financing obtained in connection with the acquisition. In connection with the acquisition of One Atlantic Center, we expect third-party investors in the Core Fund will pay an affiliate of Hines advising the Core Fund no more than approximately $2.2 million in cash acquisition fees.
      The Core Fund anticipates that the acquisition of One Atlantic Center will be consummated on or about July 3, 2006. Although management of the Core Fund believes the acquisition of One Atlantic Center is probable, the closing is subject to a number of conditions, and there can be no guarantee that the acquisition will be consummated. If the Core Fund elects not to close on One Atlantic Center, it will forfeit a $5.0 million earnest money deposit made at the time the acquisition contract was signed.